FAIRFAX News Release

Stock Symbol: FFH (TSX and NYSE)

TORONTO, May 2, 2003

FAIRFAX ANNOUNCES US$200 MILLION ADVERSE
DEVELOPMENT COVER FOR TIG

Fairfax Financial Holdings Limited announces that reinsurers led by Chubb Re (Bermuda) Ltd., on behalf of Federal Insurance Company, have agreed (subject as noted below) to provide up to US$200 million of the US$300 million adverse development cover relating to TIG Insurance Company’s reserves which is currently being provided by Fairfax’s ORC Re subsidiary. Benfield acted as an adviser and intermediary in placing this reinsurance. Completion of this cover is subject to final contract terms and various conditions being met including final approval by insurance regulatory authorities.

The additional net cost of this protection will be approximately US$19 million for US$100 million of the cover (the full cost will be US$119 million for an initial US$200 million cover, which also includes US$100 million of cover for TIG’s reserve strengthening at the time of its restructuring in 2002). Fairfax has the option until March 31, 2004 to determine if it wishes to purchase the additional US$100 million in coverage, subject to various terms of the agreement. The cost for the optional additional US$100 million in coverage is approximately US$61 million.

The California Department of Insurance has indicated to Fairfax that upon completion of this cover (which is subject to the Department’s final approval), it will permit US$200 million of securities to be released from the trust established for TIG’s benefit which holds the securities distributed by TIG upon its restructuring in December 2002. US$53.5 million of these distributed securities will be contributed to TIG to fund a portion of the cost of this cover. Fairfax will be responsible for the net US$26.5 million remainder of this cost.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact:	Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946